Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 | CH-3280 Murten | Schweiz
P +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

RECEIVED
2005 NOV -3 P 3:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

05012291

Murten, 27.10.2005

SUPPL

Preben Sundenaes | preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 | F +41 (0) 26 672 71 99

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

Preben Sundenaes
Group Finance Director

b_sec&ex322004
04.01

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press release
Murten, October 27, 2005

Saia-Burgess General Meeting agrees to takeover bid by Johnson Electric

The Extraordinary General Meeting of Saia-Burgess Electronics Holding AG held today in Murten agreed with a large majority to the proposals made by the Board of Directors. The registration limit (percentage clause) was accordingly taken out of the articles of association and the two members of the Board of Directors proposed by Johnson Electric were elected.

The resolutions by the General Meeting mean – subject to the approval by all Cartel Commissions which is expected by mid-November – that there is no longer anything to prevent the takeover bid by Johnson Electric Holdings Limited, Hong Kong being formally accepted. Saia-Burgess's former shareholders have offered a total of 99.3 percent of the Saia-Burgess shares at a price of CHF 1,060 within the extended deadline for accepting the bid.

As part of the execution of the takeover bid, the Saia-Burgess Board of Directors is accordingly now made up of the former members, Richard Flury (Chairman), Daniel Hirschi (Delegate), Prof. Dr. Hans Caspar von der Crone, Dr. Peter Wirth and Philipp Jacobi, as well as the two new members, Dr. Patrick Wang Shui Chung, Chairman and CEO of Johnson Electric, and Paul Tong Hon To, Executive Vice President and General Counsel of Johnson Electric.

Please address any press enquiries to:
Valeria Poretti-Rezzonico
Director Communication, IR and Marketing
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telephone +41 26 672 72 04, Fax +41 26 672 71 99
Mobile +41 79 445 54 23
www.saia-burgess.com

Saia-Burgess Group
Saia-Burgess with its products – switches, actuators, electronic products and electronic controllers – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia. In 2004 Saia-Burgess achieved sales of CHF 568.4 Mio with 3'719 employees worldwide.

Johnson Electric Group
Johnson Electric is one of the world's largest providers of micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. The group is headquartered in Hong Kong, employees over 33'000 people in 15 countries worldwide and achieved a turnover of US$ 1,144 million in the business year ending 31 March 2005. Johnson Electric is listed on the Hong Kong Stock Exchange (code 179) and is a constituent of the Hang Seng Index. For further information please visit www.johnsonelectric.com

Disclaimer
The press releases of Saia-Burgess contain forecasts that reflect the present view and assessment of Group Management. These forecasts contain certain elements of risk and uncertainty that might lead to a significant discrepancy between forecast and actual results. Potential elements of risk and uncertainty comprise such factors as the general economic situation, currency fluctuations, competitive pressure on products and prices, and modifications to prevailing statutory frameworks.